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SE 17005581

SEC Mail Processing Section FEB 24 2017 Washington DC 412

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UAT Resources, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7375 South Peoria Street, B-8, Building 9, Suite 206
(No. and Street)

Engelwood	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Collett — 747-444-9558 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

2049 Century Park East, Suite 300	Los Angeles	CA	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, David W. Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UAT Resources, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer/Chief Financial Officer
Title

David E. McManus
Notary Public

DAVID E. MCMANUS
Commission # 2135011
Notary Public - California
Los Angeles County
My Comm. Expires Dec 22, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UAT RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.

UAT RESOURCES, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of
UAT Resources, LLC

We have audited the accompanying statement of financial condition of UAT Resources, LLC (the "Company") as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UAT Resources, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has incurred a net loss and sustained negative cash flows from operations, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Marcum LLP

Los Angeles, CA
February 17, 2017

UAT RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets		
Cash and cash equivalents	$ 389,496	
Other assets	2,187	
Equipment and software, net of accumulated depreciation and amortization	7,340	
Total Assets		$ 399,023
Liabilities and Members' Capital		
Liabilities		
Accounts payable	$ 5,310	
Accrued expenses and other liabilities	17,802	
Total Liabilities		$ 23,112
Commitments and Contingencies (Note 4)		
Members' Capital		
Preferred interest	--	
Common interest	9,239,728	
Accumulated deficit	(8,863,817)	
Total Members' Capital		375,911
Total Liabilities and Members' Capital		$ 399,023

The accompanying notes are an integral part of the financial statement.

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

UAT Resources, LLC (the "Company") was formed in 2012 as a limited liability company under Delaware law and is indirectly a wholly owned subsidiary of UAT Holdings, LLC ("Parent"). All of the common units are owned by the Parent and all of the preferred units are owned by UAT, Inc. UAT, Inc. is a wholly owned subsidiary of the Parent.

During 2012, the Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company plans to provide cost savings programs through trading automation tools to the asset management industry through an automated, innovative and patented workflow and trading technology (the "Technology"). The Company will receive a percentage of the commission earned on certain securities transactions processed by the Company's distribution partner.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONTINUING OPERATIONS

The accompanying statement of financial condition ("financial statement") has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. The Company has not yet begun its primary operations. The Company incurred a significant net loss and sustained significant negative cash flows. These factors raise substantial doubt about the Company's ability to continue as a going concern. During the year ended December 31, 2016, the Company also received capital contributions from its Parent of $1.8 million to fund operations. In view of these losses, continuation of operations is dependent upon the Company's ability to execute its business plan and generate sufficient sales volume through existing and new product offerings to new clients to cover its operating expenses. The Company's plans include receiving additional capital from its Parent (assuming it has the ability to contribute) and generating revenues. The Company will also consider further cost reductions, as business conditions require.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION AND CONTINUING OPERATIONS (CONTINUED)

Management believes that while the Company may have adequate resources to sustain operations after implementing some of these measures there can be no assurance that the Company will be able to fully execute the plans described above. These factors raise substantial doubt about the Company's ability to continue as a going concern for the next year following the date these financial statements were available for issuance. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash maintained at U.S. banks which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

EQUIPMENT AND SOFTWARE

Equipment and software are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to five years.

INCOME TAXES

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company is not subject to income taxes in any jurisdiction. Each member of the Company is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. The Company would record an income tax liability in the future in the event it becomes necessary. At December 31, 2016, no tax liabilities were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. These returns remain subject to examinations from 2013 through the current year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3 - EQUIPMENT AND SOFTWARE

Equipment and software, net, are comprised of the following:

Equipment	$ 72,363
Software	23,076
	95,439
Less: accumulated depreciation and amortization	(88,099)
Total	$ 7,340

NOTE 4 - COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office space under an operating lease. The lease is currently on month to month terms and may be terminated with 30 days advanced notice.

EMPLOYMENT CONTRACTS AND BONUSES

The Parent has employment contracts with two of its officers. The contracts provide for compensation, a bonus guarantee, and severance compensation if terminated without cause. Total compensation should all the employment contracts be terminated without cause amounts to $2,900,000.

The Company has a bonus incentive plan with one of its officers, whereby a bonus of approximately $457,000 is payable at such time that the Company is cash flow positive, has sufficient cash resources and the Board formally authorizes its payment.

NOTE 4 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION

The Company is not presently the subject of any pending or threatened litigation or arbitrations.

NOTE 5 - MEMBER INTERESTS

The Company has two classes of member interests, preferred and common. The preferred interests are entitled to liquidation preference payments ahead of the common interest holder and income distribution payments. As of December 31, 2016, there were 11,400,000 units of common interests authorized, issued and outstanding and 1,000 units of preferred interests authorized, issued and outstanding.

NOTE 6 - NET CAPITAL REQUIREMENTS AND CUSTOMER PROTECTION REQUIREMENTS

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company is in compliance with its minimum net capital requirement at December 31, 2016 and through the date of this report. As of December 31, 2016, the Company had net capital of $368,571, which was $363,571 in excess of its requirement.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i), as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

NOTE 7 - RELATED PARTIES

The Company licenses the Technology from UAT, Inc. The license is perpetual and was provided in exchange for the preferred units of the Company.

NOTE 8 - CUSTOMER CONCENTRATIONS

The Company presently has an exclusive distribution agreement for its product with a single firm. If this major partner of the Company were to terminate its relationship, future revenues could be materially impacted.

NOTE 9 - EQUITY-BASED COMPENSATION

In 2012, the Parent adopted its 2012 Equity Incentive Plan (the "Plan"). The Plan provides for the granting of awards in the form of options exercisable into Class B common interest, profits interests and restricted unit awards to employees, managers, eligible consultants, and other service providers who provide valuable services to the Company. The vesting requirements, performance thresholds and other terms and conditions of options granted under the Plan are determined by the Board of Managers of the Parent. At December 31, 2016, 469,710 units were available for future grants under the Plan.

The following is a summary of option activity for the period ended December 31, 2016:

	Units	Weighted average exercise price	Weighted average fair value	Total Value
Outstanding at beginning of year	1,230,739	$ 0.30	$ 0.26	$323,042
Granted	604,212	1.00	0.02	10,272
Exercises	--	--	--	--
Canceled/forfeited	(313,368)	0.35	0.18	(56,720)
Outstanding at end of year	1,521,583	$ 0.64	$ 0.18	$276,594
Exercisable at end of year	1,068,424	$ 0.49	$ 0.25	$268,890

The weighted average remaining life of the options at December 31, 2016 was 7.74 years.

The Company recognizes in its financial statements the cost resulting from all equity-based payment transactions and all equity-based payments to employees, including grants of unit options of its Parent based on their fair values on the measurement date, and recognized on a straight-line basis over the vesting period.

Compensation cost for equity-based payment awards is based on the grant date fair value. The Company uses the Black-Scholes model to estimate the fair value of options. The assessment of the estimated compensation charges will be affected by the Parent's unit price as well as assumptions regarding a number of subjective variables. During 2016, the following assumptions were applied: (1) risk-free interest rates of 0.5%, (2) an expected life of 3.5 years, (3) expected volatility of 51.4%, and (4) expected forfeitures of 26.5%.

NOTE 10 - SUBSEQUENT EVENTS

In January 2017, the Company received capital contributions from its parent in the amount of $175,000.

The Company evaluated all subsequent event activity through February 17, 2017, the date these financial statements were available to be issued. The Company has concluded that, except for the item referenced above, no subsequent events have occurred that would require recognition in the financial statement or disclosures in the notes to the financial statement.